

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 17, 2008

By Facsimile and U.S. Mail

Mr. Peter Rosenthal
President
Sonoran Energy, Inc
14180 Dallas Parkway, Ste 400
Dallas, TX 75254

> **Re: Sonoran Energy, Inc**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **Filed on September 14, 2006**
> **Form 10-K for the Fiscal Year Ended April 30, 2008**
> **Filed on August 13, 2008**
> **Form 10-Q for the Period Ended July 31, 2008**
> **Filed on September 15, 2008**
> **Response Letter Dated January 19, 2007**
> **Response Letter Dated March 26, 2007**
> **Response Letter Dated October 3, 2007**
> **Response Letter Dated September 4, 2008**
> **File No. 000-28915**

Dear Mr. Rosenthal:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated September 4, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Year Ended April 30, 2006

1. We note your response to comment one of our letter dated December 12, 2007, which indicates that your acquisition of Baron Oil would have increased from a valuation of $15.7 million to $27.5 million, if the measurement date was the date the transaction was announced. Your response further indicates that the

allocation of the $11.8 million increase of purchased price would have been allocated to unproven oil and gas property in the amount of $0.3 million and goodwill in the amount of $11.5 million. In connection with this change in valuation, please indicate

- if the company used the market price of the securities over a reasonable period of time before and after the terms were agreed to and announced, as required by EITF 99-12; and

- why the company did not allocate any of the purchase price to intangible assets, other than goodwill, as contemplated by paragraph 39 of SFAS 141.

2. We note your response to comment two of our letter dated December 12, 2007, which indicates that the valuation of the 1,000,000 preferred shares should have been valued at $1.95, the closing price of the stock on that date the acquisition was approved, multiplied by 2,000,000 common shares, the maximum number of common shares to be issued. We further note that you reduced the recorded value of these securities by 15% due to the restrictive nature of the shares. We are unable to concur with the valuation of your securities when using a discount due to the related restrictions. In addition, please tell us why you did not use a measurement date based on the market price of the securities over a reasonable period of time before and after February 18, 2008, the date the acquisition was announced. Refer to paragraph 4 of EITF 99-12.

3. We note that your response to comments one and two of our letter dated December 12, 2007 indicate your conclusion that the potential changes are immaterial. However, it appears that your net loss would have increased in excess of 100%, if the potential changes were made to your statement of operations for the year ended April 30, 2006. Please clarify how you considered the quantitative and qualitative factors in assessing materiality with respect to each of the potential changes. Refer to SAB Topics 1:M.1 and 1:M.2.

In addition, please provide us with a reconciliation from your previously filed statements of operations and balance sheets to your revised presentation to reflect the potential changes related to the acquisitions of Baron Oil and BPR Energy. Please include financial statements for each fiscal year end beginning in the year of the respective acquisition through April 30, 2008.

Form 10-K for the Fiscal Year Ended April 30, 2008

Critical Accounting Policies, page 20

4.   We note that in the event your capitalized costs exceed the ceiling limitation at the end of the reporting date, you subsequently evaluate the limitation for price changes that occur after the balance sheet to assess impairment as permitted by Staff Accounting Bulletin Topic 12 - Oil and Gas Producing Activities. Please confirm that you also disclose, if applicable, that capitalized costs exceeded the limitation thereon at year-end and explain why the excess was not charged against earnings. Please note that this additional disclosure, if applicable, is required in annual and interim periods.

Note 5. Note Payable Legal Settlement, F-13

5.   We note that you record your shares held in escrow to satisfy certain legal expenses and other obligations and record such shares at fair value at the end of each reporting period. Please clarify why such shares are recorded at fair value and include the relevant accounting citation in support of this policy.

Item 9A Controls and Procedures, page F-28

6.   We note that you have not disclosed your conclusion regarding the effectiveness of your disclosure controls and procedures. Please revise your disclosure to clearly state whether or not the disclosure controls and procedures are effective.

Form 10-Q for the Period Ended July 31, 2008

Note 1. Liquidity, page 8

7.   We note your disclosure that your current production levels are sufficient to cover operating expenses and provide sufficient funding for interest payments. However, we note that your cash flow from operations is negative for all periods presented, as well as for all periods when adjusted for changes in working capital. Please advise or revise.

Item 4. Controls and Procedures, page 18

8.   We note that you have not disclosed your conclusion regarding the effectiveness of your disclosure controls and procedures. Please revise your disclosure to clearly state whether or not the disclosure controls and procedures are effective.

Exhibit 31.1 and 31.2

9.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief